

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2018

Geert Cauwenbergh
President
RXi Pharmaceuticals Corporation
257 Simarano Drive, Suite 101
Marlborough, Massachusetts 01752

Re: RXi Pharmaceuticals Corporation
Registration Statement on Form S-1
Filed May 9, 2018
File No. 333-224799

Dear Dr. Cauwenbergh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Ryan A. Murr - Gibson, Dunn & Crutcher LLP